================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              GENIUS PRODUCTS, INC.
              ----------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                ------------------------------------------------
                         (Title of Class and Securities)


                                    37229R206
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                                         with a copy to:                        and to:
         Lawrence Madden                 James H. Schwab                  Joseph A. Calabrese
      The Weinstein Company        Paul, Weiss, Rifkind, Wharton           O'Melveny & Myers LLP
          Holdings LLC                    & Garrison LLP            1999 Avenue of the Stars, Suite 700
375 Greenwich Street, 3rd Floor    1285 Avenue of the Americas            Los Angeles, CA 90067
       New York, NY 10013            New York, NY 10019-6064                  (310) 553-6700
         (212) 941-3800                   (212) 373-3174

            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 JULY 21, 2006
               --------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP NO.  37229R206                                         Page  2 of 6 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         The Weinstein Company Holdings LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER

                                                   -0-
                                              ----------------------------------
                NUMBER OF                     8    SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                        -0-
                 OWNED BY                     ----------------------------------
                   EACH                       9    SOLE DISPOSITIVE POWER
                REPORTING
                  PERSON                           -0-
                   WITH                       ----------------------------------
                                              10   SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

CUSIP NO.  37229R206                                         Page  3 of 6 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Harvey Weinstein
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER

                                                   -0-
                                              ----------------------------------
                NUMBER OF                     8    SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                        -0-
                 OWNED BY                     ----------------------------------
                   EACH                       9    SOLE DISPOSITIVE POWER
                REPORTING
                  PERSON                           -0-
                   WITH                       ----------------------------------
                                              10   SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO.  37229R206                                         Page  4 of 6 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Robert Weinstein
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER

                                                   -0-
                                              ----------------------------------
                NUMBER OF                     8    SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                        -0-
                 OWNED BY                     ----------------------------------
                   EACH                       9    SOLE DISPOSITIVE POWER
                REPORTING
                  PERSON                           -0-
                   WITH                       ----------------------------------
                                              10   SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO.  37229R206                                         Page  5 of 6 Pages

               Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement, dated December 6, 2005 (the "Schedule 13D"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Genius Products, Inc. (the "Issuer"). This Amendment No. 1 is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) The Weinstein Company Holdings, LLC, a Delaware limited liability company ("TWC Holdings"), (ii) Harvey Weinstein, a citizen of the United States and (iii) Robert Weinstein, a citizen of the United States. The sole purpose of filing this Amendment No. 1 is to report that each of the Reporting Persons no longer has beneficial ownership over any shares of the Issuer's Common Stock.

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4(a) - (g) is hereby amended by adding the following:

               "On July 21, 2006, the Transaction as described in Item 4 of the
Schedule 13D closed in accordance with the terms of the Contribution Agreement, as amended. Upon the closing of the Transaction, each of the Voting Agreements expired pursuant to its terms and each of the Reporting Persons ceased to beneficially own any shares of the Issuer's Common Stock."



ITEM 5:        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5(a) - (b) is hereby amended and restated in its entirety as follows:

               "(a) - (b) As a result of the expiration of the Voting Agreements with the Voting Agreement Stockholders, each of the Reporting Persons beneficially owns 0 shares of the Issuer's Common Stock, representing 0.0% of the outstanding Common Stock of the Issuer."

               Item 5(e) is hereby amended and restated in its entirety as follows:

               "(e) On July 21, 2006, each of the Reporting Persons ceased to be the beneficial owner of any shares of the Issuer's Common Stock as a result of the expiration of each of the Voting Agreements with the Voting Agreement Stockholders."

CUSIP NO.  37229R206                                         Page 6 of 6 Pages


                                   SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2006

                                       THE WEINSTEIN COMPANY HOLDINGS LLC


                                       By: /s/ Harvey Weinstein
                                           ----------------------------
                                           Name:  Harvey Weinstein
                                           Title: Co-Chairman


                                       By: /s/ Robert Weinstein
                                           ----------------------------
                                           Name:  Robert Weinstein
                                           Title: Co-Chairman


                                            /s/ Harvey Weinstein
                                            ---------------------------
                                            Harvey Weinstein


                                            /s/ Robert Weinstein
                                            ---------------------------
                                            Robert Weinstein